Filed by Gartner, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CEB Inc.

Commission File No.: 001-34849

Gartner CEB Transaction Research Associates Intranet Message from Head of Research

[To be posted for all Research Associates]

Colleagues,

As you’ve probably read in Gene’s intranet message, we are excited to announce today that Gartner has entered into an agreement to acquire CEB, creating the leading global research and advisory company for all major functions in the enterprise. We expect the acquisition to be completed in the first half of 2017. Although this is great news, we should remain focused on our existing priorities so that we get off to a fast start in Q1.

Here’s what you need to know:

  It is business as usual for both Gartner and CEB. We will operate as independent companies. This means that Gartner and CEB products will continue to be sold and delivered separately by their existing teams.

  This is also true for research. It’s business as usual. Therefore, please do not reach out to CEB associates at this early stage.

  Over the coming months, an experienced joint cross-functional team will develop plans to bring Gartner and CEB together and capitalize on the capabilities across each organization. We will share more information on this process with team members as we make progress.

  Following the close of this transaction, our initial focus will be on accelerating the growth of the existing CEB business by applying Gartner best practices operating at scale, in addition to identifying and maximizing cross-selling opportunities.

  Additionally, we will introduce CEB’s existing services into new geographies and our mid-size enterprise clients worldwide.

  The acquisition will also provide exciting new growth opportunities for our research business, expanding our syndicated research and advisory services to CEB’s clients in a broad range of functional areas we haven’t traditionally served, from Human Resources and Sales to Finance and Legal. We look forward to building a new comprehensive and differentiated suite of advisory services aligned to the mission-critical priorities of virtually all functional business leaders across every industry and size of enterprise worldwide.

  If you receive questions from clients, please refer them to Gene’s letter to clients, posted on our website. An FAQ is also posted on the site. If you get a question, please convey our excitement about acquiring the industry leader in providing best practice and talent management insights, while also acknowledging that it’s still very early days, so it’s definitely ‘business as usual’ for both our companies at this time. We will communicate more information to clients following close.

  Consistent with our company policy, please forward any press calls about this acquisition to Andrew Spender and forward any investor calls to Sherief Bakr, in each case without providing comment.

I hope that you share my enthusiasm about this exciting acquisition and the significant benefits it will bring to Gartner. Above all, let’s stay focused and continue to provide best-in-class research to our clients worldwide.

Sincerely,

Peter Sondergaard

Senior Vice President, Research

Cautionary Note Regarding Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gartner’s expectations, strategy, plans or intentions. Gartner’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to:

•	failure of CEB stockholders to adopt the Merger Agreement or that the companies will otherwise be unable to consummate the Merger on the terms set forth in the Merger Agreement;
•	the risk that the businesses will not be integrated successfully;
•	the risk that synergies will not be realized or realized to the extent anticipated;
•	uncertainty as to the market value of the Gartner merger consideration to be paid in the Merger;
•	the risk that required governmental approvals of the Merger will not be obtained;
•	the risk that Gartner following this transaction will not realize its financing or operating strategies;
•	litigation in respect of either company or the Merger; and
•	disruption from the Merger making it more difficult to maintain certain strategic relationships.

The forward-looking statements contained in this Current Report are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on February 24, 2016 and those discussed in “Risk Factors” in the S-4 to be filed by Gartner with the SEC at a future date and in the documents which are incorporated by reference therein. The forward-looking statements in this Current Report are based on information available to Gartner as of the date hereof, and Gartner disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Gartner and CEB. In connection with the proposed transaction, Gartner will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of CEB and that will also constitute a prospectus of Gartner. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Gartner may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Gartner securities, are not soliciting an offer to buy Gartner securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of CEB.

GARTNER AND CEB URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Gartner (when they become available) may be obtained free of charge on Gartner’s website at www.gartner.com or by directing a written request to Gartner, Inc., Investor Relations, 56 Top Gallant Road Stamford, CT 06902-7747. Copies of documents filed with the SEC by CEB (when they become available) may be obtained free of charge on CEB’s website at www.CEBglobal.com or by directing a written request to CEB, Inc. care of Investor Relations, 1919 North Lynn Street, Arlington, VA 22209.

Participants in the Merger Solicitation

Each of Gartner, CEB and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the Securities and Exchange Commission, be considered participants in the solicitation of CEB stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the Securities and Exchange Commission. Additional information regarding Gartner’s executive officers and directors is included in Gartner’s definitive proxy statement, which was filed with the SEC on April 11, 2016. Additional information regarding CEB’s executive officers and directors is included in CEB’s definitive proxy statement, which was filed with the SEC on April 29, 2016. You can obtain free copies of these documents using the information in the paragraph immediately above.